VIA EDGAR

October 22nd, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

Attn:    Frank Knapp, Staff Accountant
    Joyce Sweeney, Staff Accountant

Re:     Pegasystems Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 12, 2020
Form 10-Q for the Quarterly Period Ended June 30, 2020
Filed July 28, 2020
File No. 001-11859

Ladies and Gentlemen:
Pegasystems Inc. (“Pegasystems,” the “Company,” or “we”) submits this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated September 11, 2020, for the above-referenced filings.
The purpose of this letter is to confirm that, as discussed on the call with the Staff on October 21, 2020, the Company will undertake the following actions as part of its Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2020:
1.File the Form of the Capped Call Side Letter as an Exhibit.
2.File the Form of the Additional Capped Call Side Letter as an Exhibit.
3.Expand our disclosure in “Item 1. Financial Statements” of the Capped Call Transactions to clarify the factors considered when we determined that the Capped Call Transactions should be recorded as a part of Total Assets and not as part of Stockholders’ Equity.
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Please direct your questions or comments to Efstathios Kouninis at (617) 866-6384.

Very truly yours,

/s/ Efstathios Kouninis
Chief Accounting Officer

cc: Kenneth Stillwell, Chief Financial Officer and Chief Administrative Officer